SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

3Q12 EBITDA of R$930 million,
Resin’s market increased 18% compared to 2nd quarter

HIGHLIGHTS:

▶ Focus on competitiveness

ü In the quarter, seasonally stronger in terms of demand for the petrochemical sector, the Brazilian market of resins increased by 18% from 2Q12 to reach 1.3 million tons. Braskem’s sales followed the upward trend, growing 19%. Compared to 3Q11, the domestic market expanded by 1%, while Company´s sales were up 11%, reflecting the efforts to expand its domestic market share.

ü Crackers operated at an average utilization rate of 92% in 3Q12, increasing 4 p.p. from 2Q12, responding to the stronger demand from second-generation assets.

ü EBITDA in 3Q12 was R$930 million, up 10% compared to the previous quarter, benefitting from the continued dollar appreciation and the higher sales volume, which partially offset the lower spreads in the international market. On a recurring basis, EBITDA increased 26% compared to 2Q12. In U.S. dollar, EBITDA was US$459 million.

▶ Expansion and diversification of feedstock

ü The butadiene plant expansion, which was commissioned in June, has reached its production level as planned. The new PVC plant continues to ramp up its production as scheduled, and is already operating at around 80% capacity.

ü Ethylene XXI Project (Mexico):

§ In addition to the advance on construction works, aiming to ensure the complex’s startup in 2015, the first products were negotiated beginning Company’s pre-marketing sales, establishing its presence in the local market.

§ In October, the controlled Braskem Idesa has concluded with the joint venture formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%) the contract for the completion of engineering, procurement and construction services (EPC) of the petrochemical complex in Mexico.

ü The project’s financing is in the final documentation process.

▶ Commitment to financial health

ü Given the recent decline in Brazilian interest rates and in line with its strategy of maintaining only the competitive debts in its portfolio, Braskem prepaid certain loans, among them some from BNDES, in the amount of R$400 million.

ü In this quarter, the Company paid the only operation that included financial covenants, which effectively standardized the contractual conditions of its financing lines.

EXECUTIVE SUMMARY:

The uncertainties stemming from Europe’s financial crisis and the associated impacts on economic growth rates in the United States and emerging economies, such as China, continued to impact world economic growth in 3Q12 and consequently the demand and prices for petrochemical commodities. The sector was also affected by the continued high volatility in the price of its main feedstock, naphtha, caused by speculation in oil markets. Accompanying oil prices, naphtha prices began to accelerate in July, which impacted industry profitability in the quarter, with the spreads of resins1 and basic petrochemicals2 in international markets narrowing by 12% and 31%, respectively.

In a still-turbulent global scenario, the Brazilian economy began to show signs of recovery in 3Q12. Industrial production, however, has yet to fully respond to the incentives recently adopted by the federal government.

Influenced by seasonality, Brazilian demand for thermoplastic resins reached 1,349 kton, 18% up from 2Q12. Braskem’s sales followed the growth of the domestic demand to reach 951 kton. Compared to 3Q11, Brazilian consumption remained virtually stable, while the Company’s sales increased 11%, which led its market share to expand by 6 p.p. to end the 3Q12 at 70%.

EBITDA in 3Q12 was R$930 million, increasing 10% on the previous quarter, driven mainly by the double-digit growth in the Company's sales volume in the Brazilian market. In U.S. dollar, EBITDA grew by 7% to US$459 million.

In 9M12, Braskem’s EBITDA was R$2,559 million, decreasing 15% from the same period last year. The strong recovery in sales volume in the domestic market did not offset the narrowing of spreads, which followed the trend in international markets and contracted by 23% and 13% for resins and basic petrochemicals, respectively.

On September 30, 2012, Braskem’s net debt remained stable at US$6.5 billion. Financial leverage measured by the net debt/EBITDA ratio in U.S. dollar increased from 3.55x to 3.77x in 3Q12, which is explained by the reduction of 6% in EBITDA in the last 12 months caused by the lower spreads. Excluding the financing structure for the project in Mexico, financial leverage in U.S. dollar stood at 3.67x.

As already mentioned, Brazil’s federal government have responded to the international scenario and once again adopted measures to boost the competitiveness of local industry. The highlights in the quarter were (i) the increase in import duties on 100 products related to the steel, petrochemical, fine chemicals, pharmaceutical and capital goods sectors; and (ii) the reduction in electricity tariffs.

In the year to date, the highlights also include the reductions in payroll taxes for manufacturers; the Reintegra program; the BNDES Revitaliza program (more competitive financing lines); the extension of tax incentives for the automotive and white line segments; and the measure approved by the Senate to unify and reduce the interstate VAT tax for imported goods from 12% to 4%, which will come into force in January 2013, reducing the tax incentive granted by certain Brazilian ports.

The proposals submitted in May 2012 to the federal government by the Chemical Industry Competitiveness Board aimed at stimulating growth and reducing taxes in the petrochemical and plastics chain are still being analyzed. Once approved, the stimulus measures are expected to usher in a new cycle of investment in the industry and the country over the coming years.

Celebrating its 10th anniversary since its creation, Braskem reaffirms its commitment to the growth and competitiveness of the petrochemical industry and the plastics production chain in Brazil.

[1] 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia) [2] 80% Ethylene and propylene, 20% BTX (base Europe)

PERFORMANCE

▶ Net Revenue

In 3Q12, consolidated net revenue was US$4.7 billion, in line with the previous quarter. In Brazilian real, net revenue was R$9.5 billion, or 3% higher than in the previous quarter, which is basically explained by the increase in the sales volume of resins and main basic petrochemicals.

Compared to 3Q11, consolidated net revenue in U.S. dollar decreased 12%, affected by the lower average price, which followed the international market. Measured in Brazilian real, consolidated net revenue was up by 9%, benefitting from the average U.S. dollar appreciation in the period of 24%.

Revenue from exports in 3Q12 was US$1.9 billion, down 7% and 16% from 2Q12 and 3Q11, respectively. In both comparison periods, the reduction is mainly explained by the lower volume of resale.

In 9M12, consolidated net revenue was US$14.0 billion, or 7% lower than in the same period last year. The drop in prices, in line with the downward trend in international markets, was partially offset by the higher sales volume of thermoplastic resins and basic petrochemicals, and the consolidation of the PP assets acquired at the end of 2011. In Brazilian real, net revenue was R$26.8 billion, increasing 10% on 9M11, impacted by the U.S. dollar appreciation in the period.

Meanwhile, export revenue was US$6.0 billion, or 3% lower than in 9M11, explained by the lower volume of resale and the price reduction, as mentioned above.

Highlights by Segment

▶ Capacity utilization

In a global scenario still volatile, Braskem’s plants continued to operate at high utilization rates, supported by the seasonally stronger demand in the Brazilian market and the resumption of production at its U.S. assets after the scheduled maintenance shutdown. The Company’s capacity utilization rates are shown below:

▶ Polyolefins

Brazilian market: demand for Polyolefins (PE and PP) in 3Q12 increased 20%, exceeding initial expectations to reach some 1,040 kton. Compared to 3Q11, demand was 10% higher. The strong demand is mainly explained by the seasonally stronger third quarter, when the production chain typically gears up for year-end sales of manufactured products, and by the initial response to the stimulus measures introduced by the government.

In the comparison with 9M11, demand increased by 2% to 2,867 kton, boosted by the strong third-quarter performance.

Production: in 3Q12, production volume was 1,107 kton, or 9% higher than in 2Q12, driven by the stronger domestic demand and the normalization of the average PP capacity utilization rate, which had been affected by a scheduled shutdown in the period. Compared to 3Q11, production increased 6%, reflecting the period’s stronger demand.

Domestic sales: following the trend in the Brazilian market, the Company’s sales increased by 20% to 797 kton, maintaining its market share at 77%. Compared to 3Q11, domestic sales grew 10%, reflecting the market share expansion of 6 p.p. between the periods.

Export sales: in the third quarter, exports totaled 351 kton, or 6% more than in 2Q12, mainly due to the higher supply of PP in the period. In relation to 3Q11, export sales decreased by 10%.

In 9M12, domestic sales were 8% higher, reflecting the 4 p.p. expansion in the Company’s market share from 9M11. Meanwhile, export sales increased 2% to 1,013 kton. The stronger total sales volume is explained by the increase in production, 3,212 kton, which last year was adversely affected by scheduled and unscheduled maintenance shutdowns.

▶ Vinyls

Brazilian market: estimated demand for PVC in 3Q12 was 308 kton, or 13% higher than in previous quarter, benefitting from the recovery in the construction industry. PVC demand compared to the 3Q11 contracted by 6%.

In 9M12, PVC demand was slightly higher when compared to the same period of last year and reached 862 kton.

Production: operating at an average utilization rate of 87%, PVC production was 141 kton in the quarter, increasing 27% from 2Q12, which reflects the startup of the new PVC plant in Alagoas. Caustic soda production was 126 kton, up 28% from 2Q12, when production was affected by a scheduled maintenance shutdown. Compared to 3Q11, PVC and Caustic soda production volumes rose by 19 kton and 8 kton, respectively.

Domestic sales: in 3Q12, PVC sales volume was 154 kton, or 16% higher than in the previous quarter, reflecting the startup of the new plant. Caustic soda sales volume came to 115 kton, up 1% from 2Q12. Compared to 3Q11, PVC and Caustic soda sales volume increased by 14% and 2%, respectively.

In 9M12, PVC sales were up 16% compared to 9M11, benefitting from the new production capacity coming online. Meanwhile, Caustic soda sales volume increased 14% from 9M11, when production was affected by unscheduled maintenance shutdowns.

▶ Basic Petrochemicals

Ethylene production in the quarter was 869 kton, or up 6% compared to the 2Q12, reflecting the higher capacity utilization rate in the period of 92%. In relation to 3Q11, production volume increased 7%, responding to the higher utilization rate at the cracker in Rio de Janeiro, which underwent a scheduled maintenance shutdown in July 2011.

Performance (tons)	3Q12	2Q12	3Q11	Change (%)	Change (%)	9M12	9M11	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
Ethylene	868,891	819,825	812,442	6	7	2,558,870	2,359,896	8
Propylene	390,155	363,951	365,629	7	7	1,131,188	1,087,774	4
Cumene	64,406	63,804	72,708	1	(11)	191,908	227,647	(16)
Butadiene	106,597	75,927	84,245	40	27	260,656	237,936	10
BTX*	331,178	297,199	290,174	11	14	953,315	903,311	6
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company’s total sales in the quarter reached 261 kton, growing 25% from 2Q12, reflecting the stronger demand from second-generation producers, which also were affected by the scheduled and unscheduled shutdowns in the prior period. Compared to 3Q11, sales volume increased 15%.

Butadiene: in 3Q12, butadiene sales came to 112 kton, for robust growth of 56% and 31% compared to 2Q12 and 3Q11, respectively, which is explained by the startup of the new butadiene plant in Triunfo, Rio Grande do Sul.

BTX: aromatics sales volume was up 2% in 3Q12 to reach 268 kton. Compared to 3Q11, sales remained stable.

In 9M12, the higher utilization rates at crackers in relation to 2011 supported sales volume growth of 8%, 9% and 5% for ethylene/propylene, butadiene and BTX, respectively.

Performance (tons)	3Q12	2Q12	3Q11	Change (%)	Change (%)	9M12	9M11	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	261,075	208,881	226,433	25	15	713,517	659,383	8
Butadiene	111,795	71,534	85,503	56	31	256,932	236,580	9
BTX*	267,644	262,631	268,513	2	(0)	778,212	744,694	5

▶ International Business Unit

Market: in 3Q12, the U.S. market continued to show signs of recovery. The European demand, after a weak 2nd quarter, also showed signs of improvement, but still below the level presented on the same quarter of previous year.

The nine months of the year were marked by high volatility in feedstock prices, which alternated between upward and downward trends over the quarters, impacted by the fluctuations in naphtha prices and in the balance between the PP supply-demand balance.

Production: the International Business unit, represented by the operations in the United States and Europe recorded a capacity utilization rate of 89%. Production volume in the quarter was 448 kton, or 5% higher than in 2Q12, a quarter affected by the scheduled maintenance shutdowns. Compared to 3Q11, the growth in production volume is explained by the consolidation of the PP assets as of 4Q11.

Sales: in 3Q12, PP sales totaled 452 kton, growing 7% from 2Q12, driven by higher production volume and better demand.

In 9M12, the strong growth in production and sales is explained by the acquisition of the four PP plants in the United States and Europe, which were consolidated in the results as of 4Q11.

Performance (tons)	3Q12	2Q12	3Q11	Change (%)	Change (%)	9M12	9M11	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	451,723	420,768	206,387	7	119	1,300,533	590,649	120

Production
PP	448,500	427,039	198,008	5	127	1,314,537	580,506	126

▶	Cost of Goods Sold

Braskem’s cost of goods sold (COGS) in 3Q12 was R$8.5 billion, or 3% higher than in 2Q12, reflecting the higher sales volume in the period, which was partially offset by the 17% decline in the ARA naphtha price reference for domestic supply (moving average of the last 3 months) to US$840/ton, from US$1,016/ton in 2Q12. The increase was also affected by the 3% U.S. dollar appreciation between the periods, which generated a negative impact of R$223 million. Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. The ARA naphtha price, the direct price reference for imported naphtha, was US$909/ton in the quarter or 3% higher than in 2Q12 (US$879/ton).

Regarding the average gas price, in 3Q12 compared to 2Q12, the Mont Belvieu reference prices for ethane and propane decreased by 16% and 8% to US$34 cts/gal (US$251/ton) and US$89 cts/gal (US$466/ton), respectively, impacted by the higher supply of these products. Meanwhile, the average USG propylene price was US$1,132/ton in the quarter, down 22%, reflecting the higher utilization rates at U.S. refineries and its increase of supply.

Compared to 3Q11, COGS was up 9%, explained by (i) the higher sales volume of resins and basic petrochemicals; (ii) the polypropylene assets added to Braskem’s portfolio in late 2011; and (iii) the U.S. dollar appreciation (based on average exchange rate) of 24% in the period.

In 9M12, COGS was R$24.4 billion, or 14% higher than in 9M11. As mentioned above, the main factors behind this increase were the higher sales volume, the consolidation of the polypropylene assets and the U.S. dollar appreciation between the periods; which were partially offset by the decrease in raw material prices.

▶ Selling, General and Administrative Expenses

In 3Q12, Selling, General and Administrative (SG&A) expenses were R$541 million, decreasing 2% from the previous quarter. Compared to 3Q11, SG&A expenses increased by R$46 million.

Selling Expenses were R$250 million, increasing 7% from 2Q12, due to the expenses associated with the higher sales volume in the period, such as product storage and handling. Compared to 3Q11, selling expenses were 16% higher, reflecting the stronger sales and the addition of the new PP assets.

General and Administrative Expenses were R$291 million in 3Q12, decreasing 9% from 2Q12, a quarter that was affected by nonrecurring expenses with audit services, advertising (e.g., sponsoring the Rio+20 Earth Summit). Compared to 3Q11, General and Administrative expenses increased 4%, due to the higher expenses with institutional campaigns, such as the inauguration of the PVC plant in Alagoas and Braskem's 10th Anniversary campaign, besides the PP assets consolidation acquired as of 4Q11.

In 9M12, Selling, General and Administrative expenses were R$1.6 billion, increasing 10% from 9M11. The increase is explained by (i) the higher payroll expenses (annual wage increases under the collective bargaining agreement); (ii) the higher sales volume of the Brazilian assets; and (iii) the consolidation of the PP assets acquired in late 2011.

▶ EBITDA

Braskem’s consolidated EBITDA3 in 3Q12 was R$930 million, growing 10% from the previous quarter, with EBITDA margin excluding naphtha resale of 10.4%. In U.S. dollar, EBITDA increased 7% from 2Q12 to US$459 million. The main drivers of growth were: (i) the higher total sales volume of resins and basic petrochemicals; and (ii) the impact of the moving average of naphtha price, reference for the domestic supply, which partially offset the price reduction of resin and basic petrochemicals in the international market, of 2% and 11%, respectively.

Excluding the impact from the nonrecurring items of R$108 million in 2Q12, EBITDA in 3Q12 increased by 26% in Brazilian real and by 22% in U.S. dollar.

Compared to 3Q11, EBITDA in Brazilian real remained virtually stable, while EBITDA in U.S. dollar decreased 19%. The higher sales of thermoplastic resins and the main basic petrochemicals was insufficient to offset the lower spreads of thermoplastic resins and basic petrochemicals in the international market, which decreased 19% and 18%, respectively.

Note: see the reconciliation of Net Income and EBITDA in Exhibit III.

In 9M12, Braskem’s consolidated EBITDA was R$2,559 million, down 15% from the same period of 2011. The higher sales volume and U.S. dollar appreciation of 18% were insufficient to offset the lower spreads of resins and basic petrochemicals in the international market, which decreased 23% and 13%, respectively, between the periods. In U.S. dollar, EBITDA decreased by 28%.

3 EBITDA may be defined as earnings before the financial result, income tax and social contribution tax (CSLL), depreciation and amortization, and revenues and expenses from the divestment or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and may be defined and calculated differently by other companies.

▶ Net Financial Result

In 3Q12, the net financial result was an expense of R$568 million, compared to an expense of R$2,105 million in the prior quarter. This variation is basically explained by the 1% appreciation in the U.S. dollar4 against the Brazilian real in the period, compared to the appreciation of 11% in 2Q12.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the book financial result. On September 30, 2012, this net exposure was composed of: (i) in operations, 60% of supplier accounts, which was partially offset by 63% of accounts receivable; and (ii) in the capital structure, by 85% of net debt. Given its heavily dollarized operational cash flow, maintaining this net short exposure in U.S. dollar is in compliance with the financial management policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

It is important to note that the exchange variation effect, which posted a loss of R$128 million in the quarter, does not have a direct cash impact in the short term. This amount represents exchange variation accounting impacts, especially on the Company’s debt, with any expenditure occurring only upon the maturity of the debt, which has a total average term of 15 years. The portion of debt denominated in U.S. dollar has an average term of 21 years.

Excluding the effects from exchange and monetary variation, the net financial result in 3Q12 was an expense of R$393 million, down R$61 million from the expense in the prior quarter. This decrease is mainly explained by reducing the cost and expenses of its financial in Brazilian real in the period.

On the same basis, in 9M12, the net financial result was an expense of R$1,147 million, or R$ 156 million higher than in the same period last year. The result reflects the impact of exchange variation on the debt balance.

The following table shows the composition of Braskem's net financial result on quarterly and annual bases.

4 On September 30, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0306/US$1.00.

R$ million	3Q12	2Q12	3Q11	9M12	9M11

Financial Expenses	(559)	(2,390)	(2,531)	(3,142)	(2,801)
Interest Expenses	(237)	(266)	(284)	(751)	(736)
Monetary Variation (MV)	(56)	(56)	(72)	(191)	(224)
Foreign Exchange Variation (FX)	(63)	(1,810)	(2,021)	(1,622)	(1,366)
Net Interest on Fiscal Provisions	(28)	(86)	(58)	(162)	(161)
Others	(175)	(171)	(95)	(416)	(315)
Financial Revenue	(9)	285	467	364	602
Interest	34	35	48	131	173
Monetary Variation (MV)	9	10	7	30	41
Foreign Exchange Variation (FX)	(65)	206	401	152	340
Net Interest on Fiscal Credits	2	23	2	27	27
Others	11	11	9	24	21
Net Financial Result	(568)	(2,105)	(2,064)	(2,778)	(2,200)

R$ million	3Q12	2Q12	3Q11	9M12	9M11

Net Financial Result	(568)	(2,105)	(2,064)	(2,778)	(2,200)
Foreign Exchange Variation (FX)	(128)	(1,605)	(1,620)	(1,470)	(1,026)
Monetary Variation (MV)	(47)	(47)	(65)	(161)	(182)
Net Financial Result Excluding FX and MV	(393)	(454)	(379)	(1,146)	(991)

▶ Net Income/Loss

Braskem posted a net loss of R$124 million in 3Q12, which is basically explained by the impact from the net financial expense of R$568 million, which completely offset the better operating result in the period. In 9M12, Braskem posted a net loss of R$1 billion.

▶ Cash Flow

Braskem’s operating cash flow, adjusted by Financial Investments, was R$835 million in the quarter. Working capital has a positive impact of R$86 million, which is mainly explained by the positive variation in (i) Inventory resulting from the higher sales volume; which was partially offset by the negative variation in (ii) Accounts Receivable, affected by the same reason; and (iii) Taxes and Contributions, explained by the prepayment of tax debits under the Refis tax amnesty program that had a positive impact on the result of the previous quarter.

R$ million	3Q12	2Q12	3Q11	9M12	9M11

Operating Cash Flow Ajusted	835	89	1,431	2,620	3,053
Interest Paid	(133)	(253)	(145)	(525)	(566)
Income Tax and Social Contribution	(8)	(13)	(24)	(29)	(72)
Investments	(450)	(578)	(648)	(1,859)	(1,484)
Free Cash Flow Adjusted	243	(755)	614	206	931

In the period, Adjusted Free Cash Flow was positive R$243 million, explained by (i) the reduction in interest paid, which was affected by the payments of semiannual coupons on bonds issued by Braskem that occurs in the second and fourth quarters of the year; and (ii) the capital expenditure with expansion projects.

The investment of R$450 million includes R$157 million disbursement of the subsidiary Braskem-Idesa (Mexico project), which is fully consolidated by the Company. In this quarter there was no portion corresponding to Braskem’s equity contribution.

In the year, the investments related to the project totaled R$458 million, of which R$34 million corresponds to Braskem’s equity contribution. The remaining balance of R$424 million is mainly explained by the project's bridge loan and by Idesa lending. The bridge loan and advances from Idesa will be refinanced upon the first disbursement of the project finance, when Braskem will start to report both consolidated figures and the specific line for borrowings.

The project finance structure is in the final documentation process and during quarter the US$300 million loan from EDC (Canada’s export credit agency) was confirmed, which brought total financing to US$3.3 billion.

▶ Capital Structure and Liquidity

On September 30, 2012, Braskem's consolidated gross debt stood at US$8,383 million, up 2% from the balance on June 30, 2012, reflecting the issue in July of US$250 million in bonds maturing in 2041. In Brazilian real, gross debt increased also by 2%. This debt includes Braskem’s bridge loan for the Mexico project on the amount of US$195 million, which will be repaid once the project finance is structured. At the end of the period, 69% of gross debt was denominated in U.S. dollar.

The balance of cash and investments increased by 8% to US$1,891 million, reflecting the higher cash generation in the period. In line with its strategy of maintaining high liquidity and financial solidity, the Company maintains two revolving stand-by credit facilities in the aggregate amount of US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

As a result, Braskem’s consolidated net debt, in both Brazilian real and U.S. dollar, remained virtually unchanged between the quarters at R$13,184 million and US$6,492 million, respectively. At the end of the period, 85% of net debt is denominated in U.S. dollar.

The 6% reduction in EBITDA in the last 12 months (US$1.7 billion vs US$1.8 billion), explained by the narrowing spreads of resin and basic petrochemical, following the international market, led financial leverage measured by the net debt to EBITDA ratio to increase from 3.55x to 3.77x in 3Q12 when measured in U.S. dollar. In Brazilian real, this ratio stood at 4.02x, in line with the previous quarter.

Excluding the total balance of the bridge loan for the Mexico project and its respective cash, financial leverage as measured by the net debt/EBITDA ratio was 3.92x in Brazilian real and 3.67x in U.S. dollar.

On September 30, 2012, the average debt term was 15.4 years, in line with 15 years at the end of June 30, 2012. Considering only the portion denominated in U.S. dollar, the average debt term is around 21 years. The average cost of the Company's debt as of September 30, 2012 was 6.27% in U.S. dollar and 8.29% in Brazilian real, compared to 6.07% and 8.51%, respectively, in the prior quarter; the higher cost in U.S. dollar is explained by the reopening, in July, of its 2041 bond issue in the amount of US$250 million.

In line with the strategy of maintaining competitive debts in its portfolio and in response to the lower TJLP reduction when compared to the Selic decreased, Braskem anticipated the payment of some of the debts with BNDES, of R$400 million, which had financial and terms conditions less attractive than other opportunities in the local market.

In the 3Q12 the Company also realized the payment of its only operation that had financial covenants, standardizing the contractual conditions of the financing lines.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule on September 30, 2012.

Only 4% of Braskem’s total debt matures in 2012, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 31 months. Considering the stand-by credit facilities, this coverage is 35 months.

CAPITAL EXPENDITURE:

Maintaining its commitment to financial discipline and to making investments with returns above the cost of capital, in the nine months of 2012, Braskem invested R$1,385 million (excluding capitalized interest).

Of the total investments, 42%, or R$575 million, was allocated to projects to expand its capacity and improve its assets. Braskem also disbursed R$262 million in maintenance, in line with its objective of maintaining its assets operating at high levels of utilization efficiency and reliability.

PROJECT PIPELINE:

In keeping with its medium and long term strategy, which is focused on expanding in the Brazilian market, diversifying its energy matrix, advancing its international expansion and consolidating its leadership in the biopolymer market, Braskem’s project portfolio comprises the following projects:

SUMMARY OF PROJECTS

Project	Capacity (kton/year)	Investment	Disbursements in 2012	Characteristics
Green PP To be defined	≥30	To be announced	-

•         The economic-financial feasibility analysis of the project was concluded and is expected to be submitted to the Board of Directors during 2013. The start-up project will be confirmed once it is approved.

Comperj Rio de Janeiro, Brazil	n/a	To be defined	-

•         2011: conclusion of the first stage (FEL1) of the Front End Loading engineering process.

•         2012e: conclusion of the conceptual projects for the industrial units and negotiation of feedstock supply conditions.

•         2013e: conclusion of the second stage (FEL2) of the Front End Loading engineering process and work begun on executing the basic engineering projects for the industrial units (FEL3).

•         2014e: defining the project’s development and construction and examination by the Company’s Board of Directors.

Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$3 bi5 Project Finance (70% debt / 30% equity)	R$34 MM6

•         JV between Braskem and Idesa.

•         Long term contract (20 years) with PEMEX-Gas based on Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which some 70% is currently met by imports.

•         Construction: in 3Q12, earthmoving works reached 95% physical completion, enabling the start of construction work on various areas of the site, which continued with the installation of foundation piles, foundations and the start of pre-molded concrete fabrication.

•         EPC contract was firmed with the joint venture by Odebrecht (40%), Technip (40%) and ICA Fluor (20%) for the complex construction.

•         The first products were negotiated beginning Company’s pre-marketing sales for Mexican clients, as planned for 2012. Financing in US$3.3 billion already approved:

o    SACE: US$600 million;

o    IADB and IFC: US$600 million A loan to be complemented by a B Loan of up to US$800 million.

o    BNDES: US$700 million;

o    Bancomext and NAFIN: US$400 million;

o    EDC: US$300 million.

•         2012 Priorities:

o    Conclude the structuring of the project finance;

o    Continue construction of the industrial plants;

•         Pre-marketing for Mexican clients.

[5] Capex includes only fixed investments, and does not include working capital needs and interest for the project. [6] Amount refers to Braskem’s equity.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶ VISIO Program

The VISIO Program implemented more than 100 initiatives during 3Q12, which focused on new business development and increasing operational efficiency at our Clients. Braskem, in partnership with BR Plásticos (a ceiling tile producer) and the PVC Profile Manufacturers Association (AFAP), developed an agenda with the Finance Ministry to reduce the rate of the IPI (federal value-added tax) for the segment. The negotiations resulted in a reduction in the tax rate from 10% to 5%, which will make Brazil’s PVC tile industry more competitive.

Braskem also provided support to Deten Química S.A., a pioneer in developing biodegradable dishwashing liquid in the Brazilian market, to improve its productivity and also offered the knowledge required for obtaining the Own Equipment Inspection Service (SPIE) certification, which implements a set of rules regulated by Ordinance 16 of INMETRO, and will allow the company to reduce the frequency of maintenance shutdowns. The solution developed helped the client improve safety, boost competitiveness and lower costs.

Seeking to diversify into new segments and create value for the client, Braskem is the new supplier of polybutene to GE’s mobile water treatment fleet, known as GE Mobile Water. This solution offered by GE to the energy, petrochemical, chemical and pulp and paper industries increases processing capacity, improves production efficiency and reduces maintenance costs.

With the advances made in the VISIO Program, Braskem further reinforces its commitment to strengthening Brazil’s chemical and petrochemical industries.

▶ Innovation Pipeline - Product Development

Maxio® product line: this seal identifies and groups together resins that offer benefits,such as energy savings, lower weight and productivity gains. This product line combines technology, innovation and performance to ensure high quality and performance in harmony with the environment.

New LLDPE resin: Braskem launched in the market a new linear low density polyethylene designed to serve the technical spools segment, which is used to make packaging for cereals, sugar, flours, pastas, milk, personal-hygiene and industrial products. The new resin will ensure higher packaging speeds for food products.

OUTLOOK:

The lower growth of developing economies and the ensuing impacts on emerging economies, which have also faced slower domestic demand, led the International Monetary Fund (IMF) to revise downwards its forecast for world GDP growth in 2012 to 3.3%.

In China, besides the external scenario, the adoption of policies to reduce the risk of a property bubble has affected its growth, which should end the year close to 7.8%. Nevertheless, new infrastructure investments are expected to re-accelerate the economy, resulting in an estimated GDP growth at 8.6% for 2013.

The Brazilian economy followed the trend of the world economy, and 2012 GDP growth forecast was revised downward, to 1.6%. However, the tax and monetary stimulus measures adopted by the government should accelerate growth, especially the industrial activity that for the next year has a growth forecast around 4%.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening its partnerships with Clients, with market share expansion in the domestic market; (ii) supporting the development of Brazil’s petrochemical and plastics chain; (iii) pursuing operational efficiency by maintaining its capacity utilization rates at high levels and reducing its fixed costs; (iv) capturing value from the new plants that began operating, PVC and butadiene; (v) maintaining its strategy of strengthening its international presence by advancing the Ethylene XXI project in Mexico and by diversifying into more competitive feedstock sources in the United States; and (vi) maintaining its financial solidity.

The slower growth in the world economy has impacted the petrochemical industry, whose profitability has been adversely affect by the high volatility of oil prices, which have been influenced by geopolitical issues in the Persian Gulf region. Therefore, the short-term scenario remains marked by caution and it is expected industry spreads to remain under pressure.

In the medium and long term, the outlook for the petrochemical industry remains positive. In this context, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society and to increase competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

UPCOMING EVENTS:

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega
IRO and Controller
Tel: (55 11) 3576-9531
guilherme.melega@braskem.com.br

Roberta Varella	Susana S. Yamamoto
IR Manager	IR Coordinator
Tel: (55 11) 3576-9266	Tel: (55 11) 3576-9970
roberta.varella@braskem.com.br	susana.yamamoto@braskem.com.br

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9010
daniela.castro@braskem.com.br	pedro.gomes@braskem.com.br

www.braskem.com.br/ir

NOTE:

(i) On September 30, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0306/US$1.00.

(ii) The results of the PP assets acquired in 2011 began to be consolidated in Braskem’s results as of 4Q11. Braskem’s consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

EXHIBITS LIST:

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the
Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has
annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

     EXHIBIT I
Consolidated Statement of Operations
(R$ million)

Income Statement	3Q12	2Q12	3Q11	Change (%)	Change (%)	9M12	9M11	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	11,253	10,831	10,388	4%	8%	31,895	29,518	8%
Net Revenue	9,454	9,138	8,686	3%	9%	26,817	24,466	10%
Cost of Good Sold	(8,498)	(8,278)	(7,765)	3%	9%	(24,371)	(21,302)	14%
Gross Profit	957	860	921	11%	4%	2,446	3,164	-23%
Selling Expenses	(250)	(233)	(216)	7%	16%	(711)	(609)	17%
General and Administrative Expenses	(291)	(321)	(279)	-9%	4%	(891)	(847)	5%
Other Net Operating Income (expenses)	7	92	(8)	-93%	-	291	(41)	-
Investment in Subsidiary and Associated Companies	(35)	3	(1)	-	-	(33)	(2)	-
Operating Profit Before Financial Result	387	401	416	-3%	-7%	1,102	1,664	-34%
Net Financial Result	(568)	(2,105)	(2,064)	-73%	-72%	(2,778)	(2,198)	26%
Profit (loss) Before Tax and Social Contribution	(181)	(1,704)	(1,647)	-89%	-89%	(1,675)	(534)	-
Income Tax / Social Contribution	57	671	601	-92%	-91%	670	218	-
Net Profit (loss)	(124)	(1,033)	(1,046)	-88%	-88%	(1,005)	(316)	-
Earnings (loss) Per Share	(0.17)	(1.29)	(1.31)	-87%	-87%	(1.27)	(0.41)	-

Note: as of 2Q11, we began to once again fully consolidate Cetrel, retroactive to January 2011.

On June 30, 2012, Braskem began to recognize investments in jointly controlled companies on its financial statements using the equity method and no longer based on proportionate consolidation (Note 2.2) In the Consolidated Statement of Operations, the effects are shown in the line Results from Equity Investments, retroactive to January 2012.

EXHIBIT II
Consolidated Statement of Operations - EBITDA
(R$ million)

Income Statement	3Q12	2Q12	3Q11	Change (%)	Change (%)	9M12	9M11	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	11,253	10,831	10,388	4%	8%	31,895	29,518	8%
Net Revenue	9,454	9,138	8,686	3%	9%	26,817	24,466	10%
Cost of Good Sold	(8,498)	(8,278)	(7,765)	3%	9%	(24,371)	(21,302)	14%
Gross Profit	957	860	921	11%	4%	2,446	3,164	-23%
Selling Expenses	(250)	(233)	(216)	7%	16%	(711)	(609)	17%
General and Administrative Expenses	(291)	(321)	(279)	-9%	4%	(891)	(847)	5%
Other operating income (expenses)	7	92	(8)	-93%	-180%	291	(41)	-812%
Non Recurring Expenses Related to Fixed Assets	(1)	(37)	70	-98%	-101%	(12)	77	-116%
EBITDA	930	845	940	10%	-1%	2,559	3,024	-15%
EBITDA Margin	9.8%	9.2%	10.8%	0.6 p.p.	-1.0 p.p.	9.5%	12.4%	-2.8 p.p.
Depreciation and Amortization	509	484	453	5%	12%	1,437	1,280	12%
Cost	468	421	404	11%	16%	1,295	1,152	12%
Expenses	41	63	49	-34%	-16%	141	128	10%

EXHIBIT III
EBITDA RECONCILIATION
(R$ million)

EBITDA Reconciliation	3Q12	2Q12	9M12
EBITDA	930	845	2,559
Depreciation included in CoGS and SG&A	(509)	(484)	(1,437)
Elimination of non recurring (fixed assets)	1	37	12
Investment in subsidiaries and associated companies	(35)	3	(33)
Financial Result	(568)	(2,105)	(2,778)
Income Tax and Social Contribution	57	671	670
Net Income (Loss)	(124)	(1,033)	(1,005)

     ATTACHMENT IV
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2012	06/30/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	12,221	11,860	3
Cash and Cash Equivalents	3,569	3,297	8
Marketable Securities/Held for Trading	242	170	42
Accounts Receivable	2,535	2,088	21
Inventories	3,908	4,534	(14)
Recoverable Taxes	1,453	1,301	12
Prepaid Expenses	57	74	(23)
Other Receivables	458	396	15
Non Current	28,676	28,596	0
Marketable Securities/ Held-to-Maturity	28	71	(60)
Compulsory Deposits and Escrow Accounts	184	177	4
Accounts Receivable	52	55	(6)
Deferred Income Tax and Social Contribution	2,042	1,936	5
Taxes Recoverable	1,606	1,614	(0)
Related Parties	151	166	(9)
Insurance claims	137	139	(1)
Others Accounts Receivable	229	180	27
Investments	130	158	(18)
Property, Plant and Equipament	21,143	21,098	0
Intangible Assets	2,973	3,001	(1)
Total Assets	40,897	40,456	1

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2012	06/30/2012	Change (%)
	(A)	(B)	(A)/(B)

Current	12,480	12,216	2
Suppliers	9,017	8,839	2
Financing/Debentures	1,288	1,385	(7)
Hedge Accounting Opperations	254	213	19
Salary and Payroll Charges	315	256	23
Dividends and Interest on Equity	487	487	(0)
Taxes Payable	473	660	(28)
Advances from Customers	110	103	7
Sundry Provisions	12	14	(12)
Other Payable	524	257	104
Non Current	19,861	19,542	2
Financing/Debentures	15,735	15,308	3
Deferred Income Tax and Social Contribution	2,088	2,056	2
Taxes Payable	1,190	1,206	(1)
Sundry Provisions	327	317	3
Advances from Customers	213	228	(7)
Private Pension Plans	17	151	(89)
Other Payable	272	266	2
Others	20	10	95
Shareholders' Equity	8,556	8,698	(2)
Capital	8,043	8,043	-
Capital Reserve	846	846	-
Profit Reserves	109	109	-
Treasury Shares	(97)	(60)	61
Other Comprehensive Income	355	350	1
Retained Earnings (losses)	(962)	(834)	-
Non Controlling Interest	261	245	7
Total Liabilities and Shareholders' Equity	40,897	40,456	1

EXHIBIT V
Cash Flow
(R$ million)

Cash Flow	3Q12	2Q12	3Q11	9M12	9M11
Profit (loss) Before Income Tax and Social Contribution	(181)	(1,704)	(1,647)	(1,675)	(534)
Adjust for Net Income Restatement
Depreciation and Amortization	509	484	453	1,437	1,280
Equity Result	35	(3)	1	33	2
Interest, Monetary and Exchange Variation, Net	402	1,568	1,847	2,014	1,848
Business Combination	-	-	-	-	-
Others	(17)	(11)	4	(13)	13
Cash Generation before Working Capital	748	334	658	1,795	2,610
Operating Working Capital Variation
Market Securities	(25)	95	68	(47)	72
Account Receivable	(449)	327	(647)	(701)	(628)
Recoverable Taxes	(135)	(230)	(156)	(494)	(219)
Inventories	606	(609)	218	(292)	(432)
Advanced Expenses	17	18	16	47	31
Other Account Receivables	(100)	278	(110)	(72)	(184)
Suppliers	178	(96)	1,303	2,178	1,851
Advances from Customers	(8)	76	30	86	161
Taxes Payable	(222)	(50)	82	(280)	39
Other Account Payables	191	27	32	336	(152)
Other Provisions	8	14	5	17	(24)
Operating Cash Flow	810	185	1,499	2,573	3,125
Interest Paid	(133)	(253)	(145)	(525)	(566)
Income Tax and Social Contribution	(8)	(13)	(24)	(29)	(72)
Net Cash provided by operating activities	669	(81)	1,330	2,019	2,488
Proceeds from the sale of fixed assets	5	0	1	6	3
Proceeds from the capital reduction of associates	-	-	-	-	7
Additions to Investment	-	-	-	-	-
Additions to Fixed Assets	(450)	(570)	(644)	(1,851)	(1,475)
Additions to Intangible Assets	(3)	(5)	(4)	(8)	(7)
Financial Assets Held to Maturity	(2)	(3)	(1)	(7)	(12)
Cash used in Investing Activities	(450)	(578)	(648)	(1,859)	(1,484)
Obtained Borrowings	2,001	2,422	2,014	5,596	5,138
Payment of Borrowings	(1,903)	(1,705)	(1,711)	(5,086)	(4,813)
Repurchase of Shares	(37)	-	-	(37)	(1)
Dividends	(0)	(0)	(0)	(0)	(665)
Non-controlling interests	1	(5)	-	17	-
Others	-	-	4	-	(2)
Cash used in Financing Activities	62	712	307	491	(343)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(9)	(19)	(104)	(34)	(105)
Increase (decrease) in Cash and Cash Equivalents	271	33	884	617	556
Represented by
Cash and Cash Equivalents at The Beginning of The Year *	3,297	3,264	2,370	2,952	2,698
Cash and Cash Equivalents at The End of The Year	3,569	3,297	3,254	3,569	3,254
Increase (Decrease) in Cash and Cash Equivalents	271	33	884	617	556

* As of 2Q11, we began once again to fully consolidated Cetrel, retroactive to January 2011.

EXHIBIT VI
Production Volume - Main Products

PRODUCTION CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12

Polyolefins
PE's	576,414	620,383	623,964	570,375	656,359	637,216	666,380
PP	400,940	358,470	423,381	382,702	431,401	379,643	440,753

Vinyls
PVC	92,855	107,415	121,120	117,505	114,950	110,629	140,595
Caustic Soda	63,962	74,409	118,105	110,447	116,142	99,083	126,430
Chlorine	10,607	11,155	12,181	12,021	15,103	11,641	13,793

Basic Petrochemicals
Ethylene	739,176	808,278	812,442	759,262	870,154	819,825	868,891
Propylene	342,698	379,448	365,629	323,324	377,083	363,951	390,155
Benzene	204,124	221,063	203,897	189,582	212,173	196,181	211,096
Butadiene	72,752	80,939	84,245	76,598	78,132	75,927	106,597
Toluene	38,762	38,231	34,070	22,655	43,677	32,637	46,443
Fuel (m³)	226,529	208,945	213,302	219,175	204,444	199,333	205,932
Paraxylene	31,326	41,801	34,541	31,543	44,630	45,458	49,050
Orthoxylene	16,174	21,656	17,667	18,346	24,458	22,924	24,590
Butene 1	20,690	18,932	15,562	11,783	10,910	10,078	15,067
ETBE	72,052	76,373	74,181	61,636	71,525	59,017	78,890
Mixed Xylene	22,279	20,117	25,843	27,316	19,694	21,955	27,580
Cumene	71,379	83,561	72,708	67,882	63,697	63,804	64,406
Polybutene	5,659	7,053	3,846	6,300	5,222	6,317	6,010
GLP	9,988	4,620	7,668	10,760	11,170	6,892	4,533
Aromatic Residue	37,529	42,051	41,816	31,231	31,838	30,566	33,821
Petrochemical Resins	3,688	4,227	3,383	5,810	3,918	3,863	3,304

International Business
PP	194,921	187,577	198,008	429,678	438,997	427,039	448,500

EXHIBIT VII
Sales Volume - Domestic Market - Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12

Polyolefins
PE's	366,310	371,823	418,298	368,502	407,701	390,042	458,669
PP	290,071	272,456	303,560	283,727	307,476	275,205	338,208
Vinyls
PVC	106,435	119,742	135,350	122,468	131,017	133,053	154,004
Caustic Soda	90,331	96,849	112,447	115,370	113,673	113,551	114,575
Chlorine	11,076	11,096	12,269	12,114	12,939	13,387	13,620

Basic Petrochemicals
Ethylene	122,464	124,022	121,969	122,833	136,402	123,285	138,874
Propylene	52,307	57,107	53,249	55,035	60,943	46,801	57,302
Benzene	107,934	103,569	112,462	96,880	109,729	112,832	116,921
Butadiene	62,239	68,659	68,153	53,864	57,903	59,727	56,748
Toluene	22,504	23,797	28,148	29,240	32,797	29,939	26,679
Fuel (M3)	223,792	212,659	201,803	224,284	172,452	179,039	176,205
Orthoxylene	16,354	19,410	17,805	18,473	23,196	20,962	24,128
Mixed Xylene	18,754	17,992	21,238	25,042	24,785	22,267	25,045
Cumene	75,027	76,153	76,066	63,629	67,042	58,853	62,482
Polybutene	2,600	3,658	3,647	2,096	2,364	3,310	2,439
GLP	9,788	5,548	7,385	12,048	13,242	8,019	6,957
Aromatic Residue	31,143	50,750	44,062	35,522	45,195	28,000	37,554
Petrochemical Resins	2,816	2,505	2,461	2,110	2,326	2,581	2,075

EXHIBIT VIII
Sales Volume - Export Market - Main Products
and International Businesses

Export Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
Polyolefins
PE's	192,403	221,140	260,168	208,051	230,155	227,230	233,607
PP	102,980	89,160	129,319	100,189	101,740	103,022	117,655

Basic Petrochemicals Unit
Propylene	33,084	43,965	43,478	35,062	46,216	36,796	60,847
Benzene	44,653	52,256	44,254	43,015	36,404	47,893	35,732
Butadiene	10,058	10,122	17,350	21,097	15,699	11,807	55,047
Toluene	14,960	6,889	27,700	15,095	9,239	6,479	10,748
Fuel (M3)	-	8,409	4,174	6,018	15,393	38,113	15,822
Paraxylene	30,396	33,459	38,144	36,419	36,572	44,526	46,546
Butene 1	5,025	8,173	4,353	2,005	1,009	2,040	-
ETBE	81,097	60,955	82,966	71,907	62,838	54,312	83,342
Mixed Xylene	1,341	265	2,753	398	239	133	80
Polybutene	2,823	2,192	2,447	1,303	3,292	3,364	3,050

International Business
PP	199,518	184,744	206,387	426,174	428,042	420,768	451,723

EXHIBIT IX
Consolidated Net Revenue

Net Revenue by Segment
R$ million	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12

Polyolefins
Domestic Market	2,297	2,319	2,397	2,181	2,348	2,400	2,881
Export Market	810	857	1,033	838	921	1,080	1,108

Vinyls
Domestic Market	377	442	442	408	439	467	535

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	499	440	454	496	513	518
Butadiene	229	343	426	259	283	341	228
Cumene	161	188	185	157	142	160	172
BTX	281	298	301	284	343	398	456
Others	341	382	366	402	380	376	418
Export Market
Ethylene/Propylene	86	127	129	81	121	101	148
Butadiene	37	53	111	89	99	71	232
BTX	209	201	230	210	212	255	260
Others	182	191	226	181	190	245	301

International Business	653	735	722	1,319	1,301	1,432	1,314

Resale*
Domestic Market	-	2	11	-	-	-	6
Export Market	908	1,216	1,162	1,058	653	678	515

Quantiq	174	204	192	205	193	224	250

Others	214	310	314	581	112	395	112
Total	7,388	8,368	8,686	8,710	8,232	9,138	9,454

*Naphtha, condensate and crude oil

EXHIBIT X
Results by Segment
(R$ million)

Results by Business Segment - YTD 2012
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	17,599	10,737	1,469	4,048	33,852	(7,035)	26,817
Cost of Goods Sold	(16,250)	(9,834)	(1,438)	(3,937)	(31,458)	7,087	(24,371)
Operating Expenses	(394)	(666)	(99)	78	(1,081)	(262)	(1,343)
Operating Profit	956	237	(68)	189	1,313	(211)	1,102

Results by Business Segment - YTD 2011
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	17,504	9,767	1,306	2,033	30,610	(6,144)	24,466
Cost of Goods Sold	(15,600)	(8,873)	(1,219)	(1,891)	(27,583)	6,281	(21,302)
Operating Expenses	(423)	(627)	(131)	(100)	(1,281)	(219)	(1,499)
Operating Profit	1,481	268	(44)	42	1,747	(83)	1,664

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.